UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021.

Commission File Number: 001-40627

SOPHiA GENETICS SA

(Exact name of registrant as specified in its charter)

Rue du Centre 172

CH-1025 Saint-Sulpice

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOPHiA GENETICS SA
Date: September 9, 2021

	By:	/s/ Daan van Well
	Name:	Daan van Well
	Title:	Chief Legal Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited condensed interim consolidated financial statements as of and for the three and six months ended June 30, 2021
99.2	Management’s discussion and analysis of financial condition and results of operations
99.3	Press Release dated September 9, 2021